UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

February 9, 2023

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House 4 Temple Place London WC2R 2PG United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of February 9, 2023.

The information contained in this Form 6-K is incorporated by reference into the Form S-8 Registration Statement File Nos. 333-223678, 333-219440 and 333-237186 of the Registrant and into the Form F-3 Registration Statement File Nos. 333-265958, 333-265958-01, 333-265958-02, 333-265958-03, 333-265958-04 and 333-265958-05 of the Registrant, British American Tobacco Holdings (The Netherlands) B.V., Reynolds American Inc., B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	British American Tobacco p.l.c. Preliminary Announcement – year ended 31 December 2022.
Exhibit 23.1	Consent of KPMG LLP, independent registered public accounting firm.
Exhibit 99.1	British American Tobacco p.l.c.’s consolidated financial statements as of 31 December 2022 and 31 December 2021 and for the years ended 31 December 2022, 2021 and 2020.
Exhibit 99.2	British American Tobacco p.l.c.’s Management’s report on internal control over financial reporting as at 31 December 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:    /s/ Paul McCrory
Name:     Paul McCrory
Title:    Company Secretary

Date: February 9, 2023